U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                                                                 SEC File Number
                                  FORM 12B-25                      000-28287
                                                                  CUSIP Number
                           NOTIFICATION OF LATE FILING             05569W101
                                  (Check One):

          [ X ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                    [ ] Form 10-Q and 10-QSB [ ] Form N-SAR

     For Period Ended: December 31, 2003
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended:

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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.

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PART I - REGISTRANT INFORMATION

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Full name of Registrant:   BSI2000, Inc.

Former Name if Applicable: Knowledge Foundations, Inc.

Address of Principal Executive Office (Street and Number):

                           12600 W. Colfax Avenue, Suite B-410
City, State and Zip Code:  Lakewood, CO 80125


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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
  X         thereof will be filed on or before the fifteenth calendar
-----       day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c)    The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.


          The company's Chief Executive Officer has been out of the country and has not been able to complete his review of the Form 10-KSB. The company will file the Form 10-KSB on or before April 14, 2004.



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Part IV - Other Information

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     (1) Name and telephone number of person to contact in regard to this notification.

             STEPHEN E. ROUNDS, Special Counsel (303) 377-6997

     (2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify reports(s).
                                                                 [ X ]Yes  [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ X ]Yes  [ ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     There was a significant change in revenue for the year ended December 31, 2003 compared to December 31, 2002 ($34,440 compared to $9,990).
Although revenues increased, the net loss for December 31, 2003 was $1,568,979 compared to a net loss of $973,635 for the same period in 2002. This increase in net loss resulted from increased costs relating to research and development, and general and administrative expenses. Due to an increase in the number of shares outstanding, the per share net loss for the year ended December 31, 2003 was $0.04 per share, compared to $0.14 per share for the same period in 2002.

                                  BSI2000, INC.
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                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 30, 2004              By:    /s/  Jack Harper
      -----------------------           ----------------------------------------
                                        Jack Harper
                                        President (Principal Executive Officer
                                        and Principal Accounting Officer)



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